UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55187
CIM INCOME NAV, INC.
(Cypress Merger Sub, LLC, as successor by merger to CIM Income NAV, Inc.)
(Exact name of registrant as specified in its charter)
c/o CIM Real Estate Finance Trust, Inc.
2398 East Camelback Road, 4th Floor
Phoenix, Arizona 85016
(602) 778-8700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class D Common Stock, $0.01 par value
Class T Common Stock, $0.01 par value
Class S Common Stock, $0.01 par value
Class I Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None.*
* Pursuant to the Agreement and Plan of Merger, dated as of September 21, 2021, by and among CIM Real Estate Finance Trust, Inc. (“CMFT”), Cypress Merger Sub, LLC (“Merger Sub”) and CIM Income NAV, Inc. (the “Company”), the Company merged with and into Merger Sub on December 16, 2021, with Merger Sub continuing as the surviving entity and a subsidiary of CMFT, at which time the separate corporate existence of the Company ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Cypress Merger Sub, LLC, as successor by merger to CIM Income NAV, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 16, 2021	CYPRESS MERGER SUB, LLC (as successor by merger to CIM Income NAV, Inc.) By: CIM Real Estate Finance Trust, Inc., its sole member

	By:	/s/ Nathan D. DeBacker
	Name:	Nathan D. DeBacker
	Title:	Chief Financial Officer and Treasurer